Exhibit 99.2
Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any of the contents of this announcement.
PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
REVISION OF CAPS ON CONTINUING CONNECTED TRANSACTIONS IN
RESPECT OF FINANCIAL SERVICES

The Company and the Board of Directors warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this announcement, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this announcement.
Note: This announcement is made pursuant to the requirements of Chapter 14A of the HKEx Listing Rules and Rules 10.2.12 and 16.1 of the Shanghai Listing Rules.
SUMMARY
Pursuant to the Product and Services Comprehensive Agreement entered into between the Company and CNPC on 27 August 2008 (the “Comprehensive Agreement”), CNPC shall, through its subsidiaries and subordinated entities including CNPC Finance and other financial institutions, provide to the Company (including its branches, subsidiaries and other entities, same below) services operated in accordance with relevant rules, namely Renminbi and foreign currency deposits and loans, payment and receipt of interest, provision of guarantee, management of the safety guarantee fund in refined products and petrochemical production and other financial services.
As approved by the Board, the existing annual caps as represented by the aggregate of maximum daily deposits with CNPC and the interests thereon for the years ending 31 December 2010 and 2011 are RMB18,600 million and RMB18,600 million respectively.
Based on the anticipated future business needs and operating conditions, the existing daily maximum deposits with CNPC is no longer sufficient to satisfy the Company’s projected demand for the full year of 2010 and the year of 2011. Accordingly, the Company proposes to revise the annual caps for the years ending 31 December 2010 and 2011 in respect of this type of continuing connected transactions with CNPC to RMB42,300 million and RMB42,300 million respectively. Save as the revised annual caps, the rest of the terms pursuant to which deposit services are provided shall remain unchanged. No amendment to the Comprehensive Agreement is involved with respect to the revision.
As at the date of this announcement, CNPC is the controlling shareholder of the Company. Pursuant to the HKEx Listing Rules and the Shanghai Listing Rules, each of CNPC and its subsidiaries and subordinated entities is a connected person of the Company. Accordingly, transactions between the Company and CNPC (and its subsidiaries and subordinated entities) constitute connected transactions of the Company. Pursuant to Chapter 14A of the HKEx Listing Rules, as the relevant percentage of the revision of the caps is less than 5% but is more than 0.1%, the revision of caps for continuing connected transactions in respect of deposits and financial services are exempt from compliance with the requirement for independent shareholders’ approval but are subject to the reporting and announcement requirements under the HKEx Listing Rules.
1.	REVISED CAPS OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF DEPOSIT SERVICES

1.1	Background

On 27 August 2008, the Company and CNPC entered into the Comprehensive Agreement for a period of three years, pursuant to which both parties agreed and undertook to procure their respective branches, subsidiaries and other entities to provide a range of products and services to each other on terms agreed therein. The Comprehensive Agreement took effect on 1 January 2009. On 21 October 2008, the Company held its Second Extraordinary General Meeting in 2008, at which the Comprehensive Agreement was considered and approved.

Pursuant to the Comprehensive Agreement, CNPC, through its subsidiaries or subordinated entities including CNPC Finance and other financial institutions, provides to the Company services operated in accordance with relevant rules, namely Renminbi and foreign currency deposits and loans, payment and receipt of interest, provision of guarantee, entrusted management of the funds safety guarantee fund in refined products and petrochemical production and other financial services.

As approved at the Second Meeting of the Fourth Session of the Board, the Company adopted the annual caps on deposits with CNPC for the years ending 31 December 2010 and 2011 at RMB18,600 million and RMB18,600 million respectively, as represented by the aggregate of maximum daily deposits with CNPC and the interests thereon. (For details of such continuing connected transactions, please refer to the announcement on continuing connected transactions dated 28 August 2008 (numbered “Lin 2008-020”) and the announcement on the voting results of general meeting dated 22 October 2008 (numbered “Lin 2008-025”) published on the website of the Shanghai Stock Exchange and the announcements dated 27 August 2008 and 21 October 2008 published on the website of the Hong Kong Stock Exchange.)

Based on the anticipated future business needs and operating conditions, the existing daily maximum deposits with CNPC is no longer sufficient to satisfy the Company’s projected demand for the full year of 2010 and the year of 2011. Accordingly, the Company proposes to revise the annual caps for the years ending 31 December 2010 and 2011 in respect of this type of continuing connected transactions with CNPC. It is currently anticipated that the deposit services as required under such continuing connected transactions for the second half of 2010 and the year of 2011 will be primarily provided by CNPC through its affiliates, CNPC Finance and Kunlun Bank.
1.2	Particulars of the Revision

The Board has proposed that the caps in respect of the deposits and financial services with CNPC for the years ending 31 December 2010 and 2011 be revised as follows:

		Existing annual	Proposed annual
	Historical amount	caps for 2010 and	caps for 2010 and
Transactions	(Note 1)	2011	2011
Aggregate of maximum daily deposits made by the Company with CNPC (including the principal and the interest thereon)	For the two years ended 31 December 2009 and the seven months ended 31 July 2010, approximately RMB7,892 million (Note 2), RMB18,565 million and RMB17,999 million, respectively	For the two years ending 31 December 2011, RMB18,600 million and RMB18,600 million, respectively	For the two years ending 31 December 2011, RMB42,300 million and RMB42,300 million, respectively

Note 1:	Previous continuing connected transactions with respect to deposit services were conducted within the caps approved by the Board.

Note 2:	As approved at the general meeting of the Company on 8 November 2005, the annual cap for the year 2008 was calculated on the basis of “aggregate of the average daily amount of deposits and the total amount of interest received in respect of these deposits”. The same basis was adopted with respect to the historical amount for the year 2008 set out above.

Save as the revised annual caps, the rest of the terms pursuant to which deposit services are provided shall remain unchanged. No amendment to the Comprehensive Agreement is involved with respect to the revision. In particular, deposit services shall continue to be provided pursuant to the Comprehensive Agreement at prices determined by reference to the relevant interest rate and standard for fees as published by the People’s Bank of China in the same period. Such prices must also be more favourable than those provided by independent third parties to the Company.
1.3	Relevant Regulatory Requirements for a Listed Company

As at the date of this announcement, CNPC is the controlling shareholder of the Company. Pursuant to the HKEx Listing Rules and the Shanghai Listing Rules, each of CNPC and its subsidiaries and subordinated entities is a connected person of the Company. Accordingly, transactions between the Company and CNPC constitute connected transactions of the Company. Pursuant to Chapter 14A of the HKEx Listing Rules, as the relevant percentage of the revision of caps is less than 5% but is more than 0.1%, such revision of caps for continuing connected transactions in respect of deposits and financial services are exempt from compliance with the requirement for independent shareholders’ approval are subject to the reporting and announcement requirements under the HKEx Listing Rules.
2.	REASONS FOR REVISING THE CAPS ON CONNECTED TRANSACTIONS IN RESPECT OF FINANCIAL SERVICES

2.1	Since the first half of this year, oil prices on the international market, driven by the recovery of the world economy and real demand, have increased considerably compared with the same period last year. In the PRC, there is a rising trend in the consumption of refined products, while the businesses of the Company in exploration, marketing, natural gas and pipelines continued to grow. The anticipated increase in both cash inflow and financing scale as brought about by business growth will directly lead to an increase in the Company’s cash flow requirement and its demand for financial services.
2.2	As a result of their broadened scope of service and improvement of service quality, financial institutions including CNPC Finance and Kunlun Bank have seen increasingly enhanced professional competency, strengthened service capacity and comprehensive functionality. Compared with their external counterparts, financial corporations including CNPC Finance are familiar with the operations of the Company and have over the years established amicable and effective business relationships with the relevant departments and business units of the Company and are in a position to provide to the Company as a whole speedy, effective and customised financial services.
2.3	Financial corporations including CNPC Finance and Kunlun Bank are generally able to offer services to the Company better rates and fees, terms and conditions or quality services than those available from independent third parties. Moreover, having regard to the elaborate internal control policies and risk management systems already in place in these financial corporations including CNPC Finance and Kunlun Bank, and on the basis that risks can be reasonably foreseen and managed, the Company believes that it will benefit the Company and its shareholders in terms of commercial returns and profits by continuing to place deposits with the affiliated financial institutions of CNPC.
3.	CONSIDERATION BY THE BOARD AND RECOMMENDATION BY THE INDEPENDENT NON-EXECUTIVE DIRECTORS
On 25 and 26 August 2010, the Tenth Meeting of the Fourth Session of the Board was held physically, at which Mr Jiang Jiemin, Chairman of the Company, Mr Zhou Jiping, Vice Chairman of the Company, and Directors Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Liao Yongyuan and Mr Wang Guoliang, all being directors connected with CNPC, have abstained from voting. All of the remaining Directors who are entitled to vote have voted unanimously to pass the resolution in respect of such revisions of the caps. Save as the Directors mentioned above, none of the Directors have other material interests in the revision of the caps.
The Board (including the independent non-executive Directors) considers that such revision of the caps have conformed to the procedures prescribed by the laws of the places of listing, regulations and the Articles of Association of the Company; and the above connected transactions are and will be conducted in the ordinary and usual course of business of the Company, on normal commercial terms which are fair and reasonable, and in the interests of the Company and the Shareholders as a whole.
4.	INFORMATION ON THE CONNECTED PARTIES
4.1	Information on the Company

As part of the restructuring of CNPC, the Company is incorporated as a joint stock company limited by shares on 5 November 1999 under the PRC Company Law, the H shares of which are listed on the Hong Kong Stock Exchange, with American Depository Shares listed on the New York Stock Exchange and the A shares are listed on the Shanghai Stock Exchange.

The Company is one of the predominant oil and gas producing/selling companies, as well as one of the top-grossing companies, in the PRC. It is also one of the largest petroleum corporations in the world. The Company and its subsidiaries are mainly engaged in petroleum and natural gas-related activities, including:
(1)	the exploration, development, production and sale of crude oil and natural gas;

(2)	the refining, transportation, storage and marketing of crude oil and petroleum products;

(3)	the production and sale of basic petrochemical products, derivative chemical products and other petrochemical products; and

(4)	the transmission of natural gas, crude oil and refined products, and the sale of natural gas.
4.2	Information on CNPC

Established in July 1998, CNPC is the controlling shareholder of the Company. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company (). CNPC is also a state-authorised investment corporation and state-owned enterprise. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing.
4.3	Information on CNPC Finance
As approved by the People’s Bank of China, CNPC Finance was established as a group financial company by China National Petroleum Company as the promoter on December 1995. As at the date of this announcement, CNPC Finance is a subsidiary of CNPC. The principal business of CNPC Finance includes provision of guarantees, entrustment loans and entrustment investments, bill acceptance and discounting, settlement of internal transfers, deposits, loans, financial leases, underwriting commercial notes and investment in securities.
4.4	Information on Kunlun Bank
Formerly Karamay City Commercial Bank, Kunlun Bank changed to its present name in April 2010 following CNPC’s acquisition of the controlling stake in April 2009 through subscription of new capital. As at the date of this announcement, Kunlun Bank is owned as to 87% by CNPC. The principal business activities of Kunlun Bank include deposit-taking from the public, provision of short-term, medium-term and long-term loans, domestic and international banking settlement, bill acceptance and discounting, issue of debt securities and acting as an agent for the issue, redemption and underwriting of government bonds.
5.	DOCUMENTS FOR INSPECTION

The following documents are available for inspection at the legal address of the Company during its normal business hours:
1.	Resolutions passed at the Tenth Meeting of the Fourth Session of the Board; and

2.	Opinion of the independent non-executive directors of the Company.
6.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the meanings set out below:

“Articles of Association”	the Articles of Association of the Company

“Board”	the board of directors of the Company, including the independent non-executive directors of the Company

“CNPC”	China National Petroleum Corporation, a state-owned enterprise incorporated under the laws of the PRC, and the controlling shareholder of the Company

“CNPC Finance”	(China Petroleum Finance Company Limited), a company incorporated under the laws of the PRC with limited liability. As at the date of this announcement, CNPC Finance is a subsidiary of CNPC

“Company”	PetroChina Company Limited, a joint stock company limited by shares incorporated in the PRC, the H shares of which are listed on the Hong Kong Stock Exchange with American Depository Shares listed on the New York Stock Exchange and the A shares are listed on the Shanghai Stock Exchange

“HKEx Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Kunlun Bank”	(Kunlun Bank Limited), a joint stock company incorporated in the laws of the PRC with limited liability. As at the date of this announcement, Kunlun Bank is owned as to 87% by CNPC

“PRC” or “China”	the People’s Republic of China, which, for the purpose of this announcement only, does not include Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“Shanghai Listing Rules”	the listing rules of the Shanghai Stock Exchange
By order of the Board
PetroChina Company Limited
Li Hualin
Secretary to the Board
26 August 2010
Beijing, the PRC
As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Director; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.